# Simina Farcasiu

Chief Investment Officer at Belstar Management Company
Austin, Texas, United States

## Experience

**Jetoptera, Inc.**
Co-Founder, CFO
June 2015 - Present (9 years 11 months)
Edmonds, WA

www.jetoptera.com

**Energy Finance Partners, LLC**
Managing Partner
2015 - Present (10 years)
Austin, TX

**Lower48 Analytics, Inc.**
CEO and Founder
2017 - Present (8 years)
Austin, TX

www.lower48.com

**Belstar Management Company**
Chief Investment Officer
2009 - Present (16 years)

**Bear Stearns Asset Management**
Portfolio Manager
2006 - 2009 (3 years)

**Silverback Asset Management**
Chief Portfolio Strategist
2002 - 2005 (3 years)

**Bear Stearns**
SMD
1999 - 2002 (3 years)

**Merrill Lynch**

Managing Director, Equity Dept
1993 - 1999 (6 years)

Credit Suisse
Vice President
1985 - 1993 (8 years)

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# Education

Princeton University
AB · (1979 - 1983)